UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 000-55135

POET TECHNOLOGIES INC.

(Translation of registrant’s name into English)

120 Eglinton Avenue East, Ste 1107 Toronto, Ontario, M4P 1E2, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

On November 4, 2025, the Registrant filed with the Canadian Securities Regulatory Authorities on the System for Electronic Data Analysis and Retrieval + a material change report, a copy of which is attached hereto as Exhibit 99.1, and which is incorporated by reference to the Registrant’s Registration Statement on Form F-10, as amended (File No. 333- 280553). The inclusion of any website address herein, including in any exhibit attached hereto, is intended to be an inactive textual reference only and not an active hyperlink. The information contained in, or that can be accessed through, each such website is not part of this Form 6-K or incorporated herein.

See “Exhibits” below.

Exhibits

Exhibit Number	Description
99.1	Material Change Report dated November 4, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POET TECHNOLOGIES INC.

	By:	/s/ Thomas Mika
	Name:	Thomas Mika
	Title:	Executive Vice President and Chief Financial Officer

Date: November 5, 2025